SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 25, 2025

1.             DATE, TIME AND PLACE: On March 25, 2025, at 09:00 a.m., at the offices of BRASKEM S.A. ("Braskem" or "Company"), located at Rua Lemos Monteiro, 120, 22nd floor, in the city of São Paulo, State of São Paulo, CEP 05501-050.

2.             CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called under the Bylaws of the Company, with attendance of all Board Members indicated below. The Chief Executive Officer Roberto Ramos, the Vice-Presidents Felipe Jens and Geraldo Vilaça, and Mss. Lilian Porto Bruno, Clarisse Mello Machado Schlieckmann, Naiara Assad and Larissa Varella also attended the meeting. The Chairman of the Board of Directors chaired the meeting and Lilian Porto Bruno acted as secretary.

3.             AGENDA AND RESOLUTIONS:

3.1.        Resolutions: After due analysis of the subject submitted for resolution, whose materials were previously forwarded to the Board Members and will remain archived on the Company's Governance Portal, the following resolution was taken unanimously by those present:

a)	Call for the Annual Shareholders' Meeting to resolve on: (i) exam, discussion and voting on the Financial Statements of the Company, accompanied by the Report and Opinion of the External Independent Auditors, the Opinion of the Fiscal Council and the Report of the Compliance and Statutory Audit Committee, referring to the fiscal year ended on December 31, 2024; (ii) exam, discussion and voting on the Management report and respective management accounts for the fiscal year ended on December 31, 2024; (iii) election of the members of the Company's Fiscal Council and respective alternates; and (iv) annual global compensation limit for the management and members of the Fiscal Council for fiscal year 2025: The call for the Annual Shareholders' Meeting is hereby approved by publishing the respective Call Notice in accordance with the law, to resolve on: (i) exam, discussion and voting on the Financial Statements of the Company, accompanied by the Report and Opinion of the External Independent Auditors, the Opinion of the Fiscal Council and the Report of the Compliance and Statutory Audit Committee, referring to the fiscal year

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE): 29300006939

PUBLICLY HELD COMPANY

MINUTES OF THE BOARD OF DIRECTOR’S MEETING

HELD ON MARCH 25, 2025

ended on December 31, 2024; (ii) exam, discussion and voting on the Management report and respective management accounts for the fiscal year ended on December 31, 2024; (iii) election of the members of the Company's Fiscal Council and respective alternates; and (iv) annual global compensation limit for the management and members of the Fiscal Council for fiscal year 2025.

3.2	SUBJECTS FOR ACKNOWLEDGEMENT: Nothing to record.

3.3	SUBJECTS OF INTEREST OF THE COMPANY: Nothing to record.

4.        ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed, and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary.

São Paulo/SP, March 25, 2025.

Héctor Nuñez	Lilian Porto Bruno
Chairman	Secretary

Carlos Plachta	Gesner José de Oliveira Filho

José Mauro M. Carneiro da Cunha	João Pinheiro Nogueira Batista

Juliana Sá Vieira Baiardi	Luiz Eduardo Valente Moreira

Mauricio Dantas Bezerra	Olavo Bentes David

Paulo Roberto Britto Guimarães	Roberto Faldini

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

BRASKEM S.A.

By:	/s/ Felipe Montoro Jens

	Name:	Felipe Montoro Jens
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.